SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version shall prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A. hereby communicates to the Comisión Nacional del Mercado de Valores (the Spanish Securities and Exchange Commission) that pursuant to, and in compliance with article 36.1 of Royal Decree 1197/1991, dated July 16, 1991, related to tender offer regulations of securities and article 82 of Law 24/1988, dated July, 28, 1988 (as amended):

RELEVANT INFORMATION

Attached is the press release reflecting the Company’s position in relation to the offer process.

Barcelona, February 1, 2007

s

Press Release from Gas Natural SDG, S.A.

Introduction.

The period for accepting competing offers for 100% of the capital stock of Endesa has begun now that the required administrative formalities have been concluded for some time, and the preliminary injunctions have finally been lifted by the courts.

After more than a 16-month waiting period, and once the data and conditions of the situation can be known, this is the time, finally and as anticipated, that Gas Natural can make a decision with respect to the offer that it announced on September 5, 2005 for Endesa.

For all of this, Gas Natural’s Board of Directors has unanimously decided not to participate in a process where inequalities exist, and therefore it has agreed to withdraw its offer to acquire 100% of the shares of Endesa. This decision has been immediately notified to the Spanish National Securities Commission in accordance with law and for the purpose of providing the market with maximum transparency.

Gas Natural’s decision requires no justification, since it was made in accordance with the powers provided in Article 36.1 of Royal Decree 1197/1991 with respect to the framework for tender offers for the acquisition of securities.

Notwithstanding this, the situation and circumstances surrounding the Gas Natural offer advise that the company’s position in relation to the entire process be clarified publicly.

I. Gas Natural Offer to Endesa Shareholders

Gas Natural presented to the shareholders of Endesa, over 16 months ago, an offer launching a transaction with the goal of creating a large Spanish corporate group, integrating gas and electricity.

The transaction had a solid business logic, since it created major synergies between the two sources of energy, which would revert to the benefit of the shareholders and customers of both companies. It would also give the government the opportunity to restructure the sector.

The divestments that the transaction would require in order to be approved – pursuant to law and precedents in similar transactions- were anticipated by Gas Natural, which offered the Administration, in advance and in an completely transparent manner, a sound acceptable buyer, and probably the most competitive for such strategic assets, in line with the European competition law and with the new Spanish laws.

During the last few weeks, the courts have been supporting the fact that, in the form in which Gas Natural structured its offer with an “upfront buyer”, there was no collusive agreement, nor financial assistance, simply the intent to propose a viable concentration transaction to the authorities, in accordance with the most advanced standards for remedial plans to overcome possible competition issues. (Decisions of the Provincial Court of Madrid of January 8 and 15, 2007).

It was a well-designed proposal:

-	From an industrial viewpoint, because it created synergies, a portion of which would revert directly to Spanish customers, and another to the shareholders of Gas Natural and Endesa, since the Endesa shareholders would stay in the new project.

-	From the viewpoint of energy supply security for Spain, since the chief supplies of gas and sources of electricity generation would remain in the hands of the new group and other Spanish operators.

-	For the competition, because it was an opportunity to effectively compete in the stagnant electricity market.

-	For the Spanish economy, and in particular, for suppliers of Endesa, because the decision center for an investment volume of over 13,000 million € would remain in Spain’s possession in the next three years.

-	For Latin America, where Gas Natural’s experience and competence is amply proven.

-	For the shareholders of both companies, because it would offer the Endesa shareholders the possibility of joining the project and participating in more than half of its creation of value, if it appeared attractive to them and to the shareholders of Gas Natural, because it would allow them to have a share in a global leader.

-	And finally, because it would leave at least two Spanish companies firmly positioned to be competitive in view of the opening of European energy markets.

When Gas Natural announced the Endesa offer on September 5, 2005, Endesa shares were trading at 18.56 €. Endesa’s highest price, during the five years prior to the offer, was €19.41 (June 30, 2005). Analyst recommendations placed Endesa’s target price below the offer made by Gas Natural, and the analysts’ consensus placed its target price at 19.37 €, much lower than the offer made. Even after the Gas Natural offer was announced, that consensus did not exceed 20 €.

Gas Natural initially offered a premium in line with comparable transactions and, as in any offer, and in accordance with law, it had the authority to modify its offer if circumstances advised it, especially because it had to first go through an extensive authorization process that would delay it for several months. The Gas Natural offer, therefore, was a good offer at the time, a market offer that was 14.8% higher than the closing price on the day before the announcement, and 19.4% higher than the average trading price in the last six months.

At the present time, there has been a substantial fluctuation in the Endesa price, in part, due to the general market activity, but especially because of the speculation created by the existence of the acquisition offers in progress. Thus, analysts’ reports make it very clear that the current trading price does not reflect Endesa’s fundamental value, but rather corporate activity, which largely place their valuation based on fundamentals below the current price.

II. Conduct of the Board of Directors of Endesa

Since the presentation of Gas Natural’s offer, Endesa’s Board of Directors decided to obstruct it, without giving its shareholders the opportunity to freely decide. However, Gas Natural has the merit of having obtained, within six months, all the permits necessary to take its offer to the market, against the constant destructive efforts of Endesa’s Board of Directors.

Gas Natural also has the merit of having begun its acceptance period, despite continuing violations of the duty of passivity of Endesa’s Board of Directors, which, due to its extraordinary and privileged position, made it extremely easy for it to attack the Gas Natural offer. This position of guarantor for its shareholders, to whom the offer was directed and who would be the ones to accept or not accept it, should have required it to behave with particular prudence. This illegal strategy, which sought only to eliminate the offer, included, among many other measures, unnecessary and costly advertising campaigns and commercials, the change in dividend policy and its decision to raise the contrived issue of the transaction’s community dimension.

This last measure, attempting to make Brussels the competent forum to deal with the concentration transaction, against the opinion of the Spanish authorities, highlights the irrational destructive intent that even went against the interests of Spain, creating an artificial problem that proved that it had no interest in, and no understanding of where such interest was, for the shareholders of Endesa.

The litigious strategy of Endesa’s Board of Directors, which has appealed every administrative act with changing legal grounds, caused the suspension of the Gas Natural offer for several months. Likewise, the Endesa management has continually tried to lower the corporate value of the new Endesa-Gas Natural group, requiring larger divestments and tougher conditions, in addition to introducing, interestingly, legal uncertainties, knowing that if the Gas Natural offer is accepted, the Endesa shareholders would become part of that same group, and therefore, it would affect them.

The court proceedings which have, up to now, been in the process of being decided – the cases reviewed by the Provincial Court of Madrid, the Luxembourg Tribunal and the Federal Court for the Southern District of New York, even the proceedings before the Supreme Court – have evidenced the instrumental use of the courts by Endesa and have begun to put the Gas Natural offer in its just terms and, to the extent that such proceedings have been ruled on, have concluded that the offer was legitimate and legal:

- there was no financial assistance, because it was Gas Natural that requested the loan to finance the acquisition and it was Gas Natural alone that was supposed to repay it, not Endesa,

- there was no collusion in the agreement with Iberdrola. On the contrary, it was a proposal open to the authorities, in line with the best international practices, and structured not only to offset any possible anti-competitive effects, but to place in the hands of the Administration the opportunity to rejuvenate the electricity sector and pull it out of its lethargy, and

- the concentration had no community dimension, as the Endesa directors maintained for so long and with such virulence to impede the Spanish government from being able to analyze and make a decision on a transaction so important to a country, without thereby hesitating to “challenge its own accounting” (Ruling of the Community Court of First Instance, July 15, 2006).

Nevertheless, the number of legal actions by Endesa has been quite high and most of them are still pending a decision on their merits. Endesa only has desisted from or not filed complaints that could negatively affect E.ON, but it has not rejected any occasion to introduce risks in the Gas Natural offer, which still persist today and are a barrier in its processing.

Finally, we cannot forget the contradictions of a Board of Directors that, citing a feigned interest for its shareholders and customers, was, in reality,

implementing and giving instructions and economic incentives to its advisors to pursue an illegal purpose: the elimination of the Gas Natural offer, regardless of the damages.

III. Reasons for the Withdrawal

Since the announcement of the competing offer by E.ON, the prospects for Gas Natural and E.ON in the offer process have been out of balance, at least in three areas:

1. Imbalance between both bidders

a. There has been inequality in the process of obtaining the various administrative authorizations, the energy sector being an area particularly relevant in a sector so important to the general welfare.

On the subject of sector regulation, the analysis of the Gas Natural offer and the E.ON offer has not been comparable. In the case of Gas Natural, the mere fact that this is a company that carries on its business activity in Spain, has led to many extraordinary conditions being imposed upon it, among them, a divestment of more than 8,000 million € in business volume. With respect to E.ON, and despite the fact that the Spanish National Energy Commission (Comisión Nacional de Energía) (CNE) identified, in its case, evident risks for the Endesa business and for the entire Spanish system, the authority ended up by not imposing any significant conditions, nor any divestment of any kind on the German company.

On the subject of antitrust, Gas Natural voluntarily submitted a full package of remedies that were notably augmented by the Spanish authorities, going far beyond mere horizontal pretexts, after an analysis of tremendous depth and detail. Paradoxically, E.ON, in the first phase, unconditionally and within a very short time, received the authorization of the European Competition Commission, despite the fact that serious indications of the anticompetitive practices of E.ON were pointed out to it.

b. There has been an imbalance due to the irregular behavior of the Board of Directors of Endesa. The Board of Directors of a company involved in an acquisition offer has tremendous power and ability to take action to promote or hinder an offer. The law, cognizant of the fact that the management body is impaired by a conflict of interest, generally imposes on it the obligation to put the interests of its shareholders before its own and, in particular, imposes upon it the so-called “duty of passivity”. This means not to hinder an offer and, if there are several offers, to treat them on an equal basis.

Thus, Endesa’s Board of Directors hindered the Gas Natural offer using all the means within its reach by going resorting to each and every one of its authorizations, to the point of giving precise instructions and specific and direct economic incentives to its advisors to finish off the Gas Natural offer in such a way that it would never reach its shareholders.

c. The regulatory position of Gas Natural and E.ON is not comparable, the latter being the surviving company of the merger between E.ON and Ruhrgas, which was authorized by the German government against the prohibition of the German antitrust authorities themselves. Unlike the Spanish system, where there are two antitrust agencies: one for reporting and the other for decisions, and both conclusively rejected the merger. This authorization was issued asserting solely reasons of general interest to Germany and, in particular, the competitiveness of the German companies, in light of the opening up of the European energy market and the opportunities for the new group arising out of the merger to be able to acquire companies in other countries, in view of the creation of the single energy market.

E.ON is characterized by having enjoyed, until very recently, the passivity of the German government and the European Commission in the opening up of the gas and electricity markets in Germany and in the price controls which have reverberated on the consumers. This company has generated undisputed revenue, as shown in E.ON’s astonishing profitability on operating capital in that market – of about 22% in 2005.

A situation that is clearly illegal, in our understanding, if we consider the ruling of March 20, 2002 of the Court of First Instance of the European Communities, according to which it is illegal for the revenue from the dominant position accepted for a company in a national market to be used to acquire companies in another EU country.

2. Collaboration between Endesa and E.ON

There is nothing reproachable about seeking competitive offers. But the Board of Directors of Endesa and its advisors encouraged the entry of E.ON in the Spanish market so that it would help its desire to prevent the Gas Natural offer from reaching its shareholders.

Now we are beginning to know, through the various pending court proceedings, the scope of the assistance and cooperation between Endesa, E.ON and their advisors, as well as the confidential and strategic information exchanged, both with respect to business as well as related to the offer process and degree of concerted action against the Gas Natural offer.

Owing to this action, E.ON not only accessed information that, in Gas Natural’s opinion, and in a review of the information known so far, constitutes material non-public information, therefore, privileged, but also accessed, to the benefit of the confirmation and correction by key officers of

Endesa of data and assumptions that offered a certain degree of uncertainty, which enabled it to launch its offer on February 21 or commit, after sweetening its offer from 25.4 € to 35 € in a matter of hours, on September 26, solely to fight off a new shareholder of Endesa.

Given the obstructive conduct of Endesa and E.ON in the court and administrative proceedings, there now continues, without the existence of certainty of the scope of the information delivered and therefore the use of such information given again to E.ON within the framework of the process of improving competing offers.

These benefits were not available to Gas Natural nor to the shareholders of Endesa, whether the current shareholders or those who, throughout this prolonged process, have sold their shares with the information that existed in the market at any such moment.

But even more serious than the above has been the concerted arrangement between both companies, by virtue of which Endesa has cooperated, supported, assisted (as literally indicated in the agreement of January 16, 2006 signed by both companies), protected (through the instrumentality of the precautionary measures), and, above all, favored such offer on a privileged basis, while it dispensed with the opposite treatment for another competitor. To the extent known, advisor banks and financing banks have shared, have coordinated their communications strategy, have prepared the takeover and have continually assisted in the administrative procedures and court proceedings.

3. Demands made y Endesa on Gas Natural create uncertainties which do not make it feasible to quantity the new offer

The price at which Gas Natural could make a new offer is by nature dependent on the expected profitability of its investment and the associated risks.

In terms of risk, a decisive factor is the pendency of the complaint and appeal before Commercial Court No. 3 of Madrid, for alleged collusion, and the proceedings before the Spanish Supreme Court against the authorization by the Council of Ministers for the economic concentration.

In view of Endesa’s public statements showing its willingness to left all the court measures not to adversely impede or harm the progress of the two offers, the complaints filed by Endesa, on which there is still no decision, could involve the serious risk to Gas Natural of having to resell all the Endesa shares acquired in the offer, or take on the obligation to make a larger volume of divestments substantially different from the current divestments, which could deform the business project, creating a smaller company with fewer synergies, and which could even affect the convergence between gas and electricity.

The fact that uncertainty exists, not only concerning the possibility of success of Endesa’s claims, but, especially, with respect to the specific scope of the consequences and the fact that the affected subject is the essence of the industrial sense of the transaction, makes it a difficult risk to assume, because it is not possible to quantify its consequences, in economic or business terms, or in terms of image.

Since the Gas Natural offer also added the Endesa shareholders into the project, the risks are also projected on them and that makes it very difficult for them to accept any offer from Gas Natural, regardless of price.

The directors of Endesa could have permitted the offer to reach its shareholders if they had withdrawn on time, not only the precautionary measures, but the principal complaint, in accordance with its own public statements – and even its assertions before the courts, as observed in the last opinion of the Spanish Supreme Court, concerning its willingness to let the bidders compete and offer to its shareholders the opportunity to decide.

Gas Natural hoped that the Board of Directors of Endesa would finally permit the two competing offers to exist by withdrawing its complaints. However, neither one nor the other has happened. The directors of Endesa have preferred to assume the risk of impeding its shareholders from being able to receive one of the two offers, precisely the one that would permit them to take advantage, if they so wished, of the industrial advantages of the new group.

IV. Gas Natural has sought the protection of the courts and administrative agencies

Gas Natural is convinced that neither the breach of the duty of passivity nor, in particular, the administrative and judicial strategy, or the delivery and use of confidential information, or the assistance in the preparation of the offer, nor the parallel conduct carried out subsequently by the Endesa management, nor E.ON’s dominant position in the German market and the use of its revenue outside of that market, are in accordance with the law and that all of this has placed it clearly in a situation of inequality to the extent that it has become impossible to compete.

Despite the fact that Gas Natural has carried out intense efforts up to the last moment to make the facts known to the court and administrative authorities, the administrative authorities have considered it more appropriate to begin the process of improving the offers by sealed envelope, and therefore there is no other reasonable option for Gas Natural than not participate in an unequal process in which there is no fair and effective competition. Competition is not just competing, but it is also equal opportunity.

Gas Natural has made the utmost effort to bring its reasons to the authorities, but it cannot be required to assume the responsibility of delaying the offer process. Such responsibility belongs solely to the competent government administration which, however, has not judged it appropriate to detain the process while minutely examining and comparing the latest facts made known, which are many and serious.

V. Damages and lost profits

Gas Natural feels that the current situation not only prejudices the interests of the Endesa shareholders, the current shareholders and those which no longer are shareholders in the meantime, but especially the shareholders of Gas Natural.

Gas Natural firmly believes that this situation is not in accordance with law and that neither it nor its shareholders have the duty to bear the damages and lost profits from such unlawful conduct, and therefore, it will file a claim for damages and lost profits incurred.

VI. Gratitude

It would not be fair to end this communication without express our gratitude for the extraordinary effort and carried out and support received during these months by all of the persons who are part of Gas Natural.

We must also mention, in particular, the investment banks, law firms, communications companies and all other professionals who have loyally worked, shoulder to shoulder, in this once hopeful project for Gas Natural.

Obviously, Gas Natural wishes to thank the support of its shareholders, who believed in a project that, if ordinary conditions had developed, could have meant the birth of one of the most significant energy groups in the world.

VII. Toward the future

Gas Natural desires on focus on its future and will continue its path as a global company receptive to the opportunities offered by the global environment and its current national and international position.

Gas Natural will continue to develop as a leader in liquid natural gas in the Atlantic area, and in gas distribution, likewise continuing to grow in the electricity business and making progress in the integration of gas and electricity for the benefit of its shareholders and customers, ensuring security of supply.

Barcelona, February 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: February 1, 2007	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer